SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30, 2005 (Thursday, August 4, 2005)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 4, 2005)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2005 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 4, 2005 —Kubota Corporation reported its consolidated results of operations for the three months ended June 30, 2005 today.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Three months ended Jun. 30, 2005		% (*)	Three months ended Jun. 30, 2004	% (*)	Year ended Mar. 31, 2005
Net sales	¥219,493		11.9	¥196,207	6.0	¥983,226
	[$1,977,414	]
Operating income	¥29,116		27.5	¥22,833	146.1	¥92,299
	[$262,306	]
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥32,091		24.4	¥25,790	123.7	¥161,561
	[$289,108	]
Net income	¥19,050		36.2	¥13,985	294.8	¥117,901
	[$171,622	]
Net income per ADS (five common shares)
Basic	¥73			¥52		¥446
	[$0.66	]
Diluted	¥72			¥51		¥434
	[$0.65	]

Notes.1 :	(*) represents percentage change from the corresponding previous period.

2 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2005, of ¥111 =US$1, solely for convenience.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Jun. 30, 2005		Jun. 30, 2004	Mar. 31, 2005
Total assets	¥1,193,030		¥1,108,019	¥1,193,056
	[$10,748,018	]
Shareholders’ equity	¥496,762		¥400,146	¥481,019
	[ $4,475,333	]
Ratio of shareholders’ equity to total assets	41.6%		36.1%	40.3%
Shareholders’ equity per ADS	¥1,910		¥1,493	¥1,850
	[ $17.21	]

Notes. 1 :	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2005, of ¥111 =US$1, solely for convenience.

Kubota Corporation

and Subsidiaries

(3) 122 subsidiaries are consolidated, and 27 affiliated companies are accounted for under the equity method.

(4) The number of newly consolidated companies during the period	: 3

The number of companies newly excluded from consolidated subsidiaries during the period	: 2

The number of newly affiliated companies during the period	: 1

The number of companies newly excluded from affiliated companies during the period	: 3

(5)	Financial forecast

Anticipated results of operations for the six months ending September 30, 2005 and the year ending March 31, 2006.(unchanged)

(Consolidation)	(In millions of yen	)

	Six months ending September 30, 2005	Year ending March 31, 2006
Net sales	¥485,000	¥996,000

Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies	¥53,000	¥102,000

Net income	¥30,000	¥58,000

Basic net income per ADS for the year ending March 31, 2006 is anticipated to be ¥223.

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the three months under review, net sales were ¥219.5 billion, an 11.9 % increase from the corresponding period in the prior year, resulting from favorable sales in the domestic and overseas markets.

In the domestic market sales of tractor and other agricultural machinery increased due to aggressive sales campaigns. In addition, sales of engines and construction machinery expanded sharply. Domestic sales in Pipes, Valves, and Industrial Castings increased owing to increased sales of plastic pipe and industrial castings. Increased sales of plastic pipe is attributable to the launch of Kubota-C.I. Co., Ltd., which was jointly established by the Company and C.I. Kasei Company Limited on April 1, 2005. Domestic sales in Environmental Engineering increased due to sales of Water and Sewage Engineering Division, and domestic sales in “Other” segment slightly increased as increase in sales of vending machine compensated the decrease in sales of the building materials business. As a result, total domestic sales increased 8.9%, to ¥119.5 billion from the corresponding period in the prior year.

Overseas sales increased 15.7 % to ¥100.0 billion from the corresponding period in the prior year. Sales of engines and construction machinery continued rapid expansion in the U.S. and EU markets and sales of other products of the Internal Combustion Engine and Machinery segment increased steadily.

Operating income was ¥29.1 billion, a 27.5 % increase from the corresponding period in the prior year. While price increases in raw materials and appreciation of yen negatively affected operating income, increased sales, centering on Internal Combustion Engine and Machinery, a decrease in pension costs, and profit on sale of properties contributed to the large increase in operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥32.1 billion, a 24.4 % increase from the corresponding period in the prior year, due to an increase in operating income. As a result, after income taxes, minority interests in earnings of subsidiaries and equity in net loss of affiliated companies, net income was ¥19.1 billion, a 36.2 % increase from the corresponding period in the prior year.

As for the matter related to the health hazard of asbestos, which became an object of public concern in Japan, the Company declared its intention to act seriously and faithfully for various issues of the health hazard of asbestos in its press release “Notice on the Company’s action for the health hazard of asbestos” dated June 30, 2005. The Company, which previously manufactured asbestos-containing products for a long time, has decided to take the actions from the view point of CSR (Corporate Social Responsibility). The Company has not recorded any accrual of loss contingencies so far, because it is difficult for the Company to reasonably estimate the amount of the expenses related to this matter.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end of corresponding period in the prior year)

Total assets at the end of the period under review amounted to ¥1,193.0 billion, ¥85.0 billion more than the corresponding period in the prior year, due mainly to increase in notes and accounts receivable, short-term finance receivables, inventories, and investments and long-term finance receivable, which are resulted from business expansion of Internal Combustion Engine and Machinery. On the other hand, other assets decreased because of the decrease in deferred tax assets, which is in connection with the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government. As for liabilities, current liabilities increased due to increases of short-term borrowings, and notes and accounts payable. However, long-term liabilities sharply decreased due to major decline in accrued retirement and pension costs because of the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government. Shareholder’s equity increased due to recorded large amount of net income.

(Comparison with the end of the prior year)

Total assets were almost even level comparing with the balance sheet at the end of the prior year. As for assets, the Company had large amounts of notes and accounts receivable from government agencies because of rush of shipment at the year-end. Through the collection of such receivables during this period, the balance fell sharply. On the other hand, inventories and other current assets increased. As for liabilities, the balance of interest-bearing debt was ¥297.5 billion, a decrease of ¥6.7 billion from the end of the prior year, while the balance deducting the debt related to the sales financing programs declined by ¥33.0 billion, to ¥125.2 billion. Shareholders’ equity increased ¥15.7 billion, and the ratio of shareholders’ equity to total liabilities and shareholders’ equity improved 1.3 percentage points, to 41.6%. Additionally, the Company retired 39.0 million shares of treasury stock on June 30, 2005, according to resolution of the Board of Directors Meeting on May 13, 2005.

<Prospect for the Fiscal Year>

The forecasts of the results of operations for the year ending March 31, 2006, and for the six months ending September 30, 2005, which were announced on May 13, 2005, are unchanged.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2005		Three months ended Jun. 30, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	219,493	100.0	196,207	100.0	23,286	6.0	983,226	100.0
Cost of sales	153,098	69.7	137,878	70.3	15,220	1.4	713,312	72.5
Selling, general, and administrative expenses	38,248	17.4	36,432	18.6	1,816	(12.9)	181,727	18.5
Gain from disposal and impairment of businesses and fixed assets	(969)	(0.4)	(936)	(0.5)	(33)	(48.1)	(4,112)	(0.4)

Operating income	29,116	13.3	22,833	11.6	6,283	146.1	92,299	9.4

Other income (expenses):
Interest and dividend income	3,747		2,550		1,197		9,488
Interest expense	(1,405)		(963)		(442)		(4,699)
Gain on sales of securities-net	120		497		(377)		1,604
Foreign exchange gain-net	211		943		(732)		3,597
Subsidy from the government	—		—		—		58,571
Other-net	302		(70)		372		4,298

Other income (expenses), net	2,975		2,957		18		69,262

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	32,091	14.6	25,790	13.1	6,301	123.7	161,561	16.4
Income taxes	12,349		10,683		1,666		42,542
Minority interests in earnings of subsidiaries	1,280		944		336		3,442
Equity in net income (loss) of affiliated companies	588		(178)		766		2,324
Net income	19,050	8.7	13,985	7.1	5,065	294.8	117,901	12.0

							(In yen)
Basic earnings per ADS (five common shares):	73		52				446

Diluted earnings per ADS (five common shares):	72		51				434

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	Jun. 30, 2005		Jun. 30, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	75,446		80,686		(5,240)	74,563
Notes and accounts receivable	265,065		345,908		(80,843)	318,598
Short-term finance receivables-net	52,281		—		52,281	50,921
Inventories	173,561		150,474		23,087	155,146
Other current assets	105,083		94,191		10,892	76,143

Total current assets	671,436	56.3	671,259	60.6	177	675,371	56.6

Investments and long term finance receivables	242,642	20.3	159,980	14.4	82,662	239,512	20.1

Property, plant, and equipment	219,407	18.4	219,373	19.8	34	219,750	18.4

Other assets	59,545	5.0	57,407	5.2	2,138	58,423	4.9

Total	1,193,030	100.0	1,108,019	100.0	85,011	1,193,056	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)

	Jun. 30, 2005		Jun. 30, 2004		Change	Mar. 31, 2005
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	111,710		75,145		36,565	119,802
Notes and accounts payable	208,255		173,851		34,404	217,042
Other current liabilities	99,313		89,843		9,470	100,324
Current portion of long-term debt	57,896		46,515		11,381	66,877

Total current liabilities	477,174	40.0	385,354	34.8	91,820	504,045	42.3

Long-term liabilities:
Long-term debt	127,885		151,545		(23,660)	117,488
Accrued retirement and pension costs	63,317		140,440		(77,123)	65,836
Other long-term liabilities	2,733		14,027		(11,294)	3,093

Total long-term liabilities	193,935	16.3	306,012	27.6	(112,077)	186,417	15.6

Minority interest	25,159	2.1	16,507	1.5	8,652	21,575	1.8

Shareholders’ equity:
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	281,786		190,238		91,548	290,187
Accumulated other comprehensive income	30,703		25,182		5,521	27,507
Treasury stock	(685)		(232)		(453)	(21,633)

Total shareholders’ equity	496,762	41.6	400,146	36.1	96,616	481,019	40.3

Total	1,193,030	100.0	1,108,019	100.0	85,011	1,193,056	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Three months ended Jun. 30, 2005	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	156,977	36,170	7,329	19,017	219,493	—	219,493
Intersegment	17	127	11	3,449	3,604	(3,604)	—

Total	156,994	36,297	7,340	22,466	223,097	(3,604)	219,493
Cost of sales and operating expenses	129,411	34,999	7,465	21,559	193,434	(3,057)	190,377
Operating income (loss)	27,583	1,298	(125)	907	29,663	(547)	29,116

Three months ended Jun. 30, 2004						(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	140,231	30,828	6,367	18,781	196,207	—	196,207
Intersegment	5	1,521	56	2,817	4,399	(4,399)	—

Total	140,236	32,349	6,423	21,598	200,606	(4,399)	196,207
Cost of sales and operating expenses	116,746	31,236	7,319	20,902	176,203	(2,829)	173,374
Operating income (loss)	23,490	1,113	(896)	696	24,403	(1,570)	22,833

Year ended Mar. 31, 2005						(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	582,664	170,629	117,633	112,300	983,226	—	983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	117,848	901,002	(10,075)	890,927
Operating income	79,156	11,475	5,715	9,408	105,754	(13,455)	92,299

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2005, of ¥111 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	122 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota-C.I. Co., Ltd.
Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.
	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	27 affiliated companies are accounted for under the equity method.

Major affiliated companies :	Domestic	18 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Presentation of retail finance receivables in the consolidated balance sheet

Retail finance receivables due from end users of the Company’s products, which are provided by financial subsidiaries, were previously classified into “Notes and accounts receivable” in the consolidated balance sheet. However, from the end of prior fiscal year, the Company classified such receivables related to the sales by Company-owned dealers which are expected to be collected over one year after the balance sheet date into “Other assets” and such receivables related to the sales by independent dealers of the Company’s products into “Short-term finance receivables” and “Long-term finance receivables.” Thus, the presentation of balance sheet at the end of first quarter of the prior year was changed in conformity with the presentation used for the period under review.

7.	Reclassification

The consolidated financial reports for the year ended March 31, 2005 and the three months ended June 30, 2004 have been reclassified to conform to the presentation for the three months ended June 30, 2005.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

(In millions of yen)

	Three months ended Jun. 30, 2005		Three months ended Jun. 30, 2004		Change		Year ended Mar. 31, 2005
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	139,810	63.7	126,351	64.4	13,459	10.7	519,428	52.8
Domestic	56,532		53,509		3,023		232,074
Overseas	83,278		72,842		10,436		287,354
Construction Machinery	17,167	7.8	13,880	7.1	3,287	23.7	63,236	6.5
Domestic	5,428		4,903		525		24,923
Overseas	11,739		8,977		2,762		38,313

Internal Combustion Engine & Machinery	156,977	71.5	140,231	71.5	16,746	11.9	582,664	59.3
Domestic	61,960	28.2	58,412	29.8	3,548	6.1	256,997	26.2
Overseas	95,017	43.3	81,819	41.7	13,198	16.1	325,667	33.1

Pipes and Valves	25,672	11.7	23,499	12.0	2,173	9.2	136,622	13.9
Domestic	24,471		22,252		2,219		132,755
Overseas	1,201		1,247		(46)		3,867
Industrial Castings	10,498	4.8	7,329	3.7	3,169	43.2	34,007	3.4
Domestic	7,200		4,348		2,852		22,723
Overseas	3,298		2,981		317		11,284

Pipes, Valves & Industrial Castings	36,170	16.5	30,828	15.7	5,342	17.3	170,629	17.3
Domestic	31,671	14.4	26,600	13.6	5,071	19.1	155,478	15.8
Overseas	4,499	2.1	4,228	2.2	271	6.4	15,151	1.5

Environmental Engineering	7,329	3.3	6,367	3.2	962	15.1	117,633	12.0
Domestic	6,964	3.2	6,181	3.2	783	12.7	113,875	11.6
Overseas	365	0.1	186	0.1	179	96.2	3,758	0.4

Building Materials & Housing	2,673	1.2	4,282	2.2	(1,609)	(37.6)	24,874	2.5
Domestic	2,673		4,282		(1,609)		24,874
Other	16,344	7.5	14,499	7.4	1,845	12.7	87,426	8.9
Domestic	16,258		14,309		1,949		86,678
Overseas	86		190		(104)		748

Other	19,017	8.7	18,781	9.6	236	1.3	112,300	11.4
Domestic	18,931	8.7	18,591	9.5	340	1.8	111,552	11.3
Overseas	86	0.0	190	0.1	(104)	(54.7)	748	0.1

Total	219,493	100.0	196,207	100.0	23,286	11.9	983,226	100.0
Domestic	119,526	54.5	109,784	56.0	9,742	8.9	637,902	64.9
Overseas	99,967	45.5	86,423	44.0	13,544	15.7	345,324	35.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: September 1, 2005	By:	/s/ SHIGERU KIMURA
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department